Exhibit 99.1

BeFra

Betterware | JAFRA

JAFRA BIOLAB
Facial Serum
Suero Facial
17% PHA Complex
17% Complejo PHA
30 ml / 1 FL OZ

Q3 2024
Earnings Release

Gii

Message from the Chairman

I am pleased to report that BeFra delivered another quarter of strong results, with Q3 net revenue growing 6.6% year-over-year and 7.4% year-to-date, reflecting solid performance across all business units, and reaffirming the strength of our strategic plan.

Betterware Mexico achieved its fourth consecutive quarter of net revenue year-over-year growth, consolidating its “back to growth momentum”, and paving the way for a stronger growth coming forward. Jafra Mexico continues to deliver exceptional growth, led by the continued execution of our acquisition business plan. Jafra US saw another consecutive quarter of growth, as we continue to find the road to success in the US market.

We are well-positioned for a strong close to the year, supported by key initiatives in Q4, including the improved re-design of the Jafra Mexico catalog, innovative merchandising at Betterware Mexico, and capitalizing the launch of our new Shopify+ website for Jafra US.

In terms of profitability, our Q3 Adjusted EBITDA grew an impressive 11.7% year-over-year, highlighting our ability to leverage our growth, and underscoring the relevance of a diverse product portfolio between our Betterware and Jafra brands. Strong profitability at Jafra Mexico helped offset temporary challenges at Betterware Mexico, where gross margin was temporarily impacted by the peso depreciation and higher freight costs. Despite these challenges in Betterware Mexico, it is important to mention that we have implemented corrective measures, expecting gross margin recovery starting in Q4, if no other external movements appear. This, together with our ongoing commitment seeking the maximum expense productivity, has led us to achieve great operating leverage with growth.

On a related note, we would like to stand out that our balance sheet remains strong, with an extraordinary 41.9% increase in Free Cash Flow in Q3 year on year, and the lowest Net Debt to EBITDA ratio since the Jafra acquisition.

All in all, BeFra’s momentum continues to strengthen withing the consumer product goods and the direct selling industry, leveraging our pillars of innovation, business intelligence, and technology. Our evolving business model, cutting-edge brands, and financially strong business, empower our sales force and keep us ahead. With 24 years of constant double digit growth, we are not just on a sustainable growth path, we are poised to continue to thrive.

As we head into Q4, I am confident we will meet our full-year targets, driven by our strong teams and sound strategies. Our focus on growth, innovation, efficiency and profitability across all business remains unwavering, ensuring that we are well-positioned for long-term success.

Luis G. Campos

Chairman of the Board

Q3 2024 Select Consolidated Financial Information

	Q3				9M
	2024	2023			2024	2023
Net Revenue	$3,330,394	$3,123,507	+6.6%		$10,322,290	$9,607,815	+7.4%
Gross Margin	71.2%	70.2%	+100	bps	72.4%	72.1%	+25	bps
EBITDA	$156,545	$529,424	-70.4%		$1,568,071	$1,901,416	-17.5%
EBITDA Margin	4.7%	16.9%	-1,225	bps	15.2%	19.8%	-460	bps
Adj. EBITDA	$591,575	$529,424	+11.7%		$2,003,100	$1,901,416	+5.3%
Adj. EBITDA Margin	17.8%	16.9%	+81	bps	19.4%	19.8%	-38	bps
Net Income	$-115,614	$196,991	-158.7%		$479,300	$643,358	-25.5%
Adj. Net Income	$180,531	$196,991	-8.4%		$775,445	$643,358	+20.5%
EPS	$-3.10	$5.28	-158.7%		$12.84	$17.24	-25.5%
Adj. EPS	$4.84	$5.28	-8.4%		$20.78	$17.24	+20.5%
Free Cash Flow	$417,379	$294,227	+41.9%		$1,235,471	$1,599,274	-22.7%
Net Debt / Adj. EBITDA	1.76	2.08			1.76	2.08
Interest Coverage	3.52	2.55			3.52	2.55

Associates
Avg. Base	1,127,767	1,212,618	-7.0%		1,173,222	1,217,716	-3.7%
EOP Base	1,151,069	1,212,755	-5.1%		1,151,069	1,212,755	-5.1%
Distributors
Avg. Base	65,235	62,746	+4.0%		64,785	61,535	+5.3%
EOP Base	64,433	62,132	+3.7%		64,433	62,132	+3.7%

This quarter, we are reporting adjusted EBITDA, Net Income and EPS to reflect the one-time effect of the sale of Jafra Mexico’s former headquarters on BeFra’s consolidated financial results. The sale resulted in a non-cash accounting loss of Ps. 435M as the property was sold for Ps. 385.7M, notably below its book value of Ps. 811M. The transaction price reflects the current market value of the asset. Essentially, this accounting loss does not impact on BeFra’s operational performance. The sale will generate post-tax cash inflows of Ps. 315M over the next three years: Ps. 70M expected in November 2024, Ps. 135M in 2025, Ps. 85 in 2026, and Ps. 25.7M in Q2 2027. Excluding this non-recurring event, core EBITDA growth remains strong and continues to align with our strategic goals.

●	Net Revenue Growth: Consolidated net revenue grew by 6.6% year-over-year in the third quarter and 7.4% for the first nine months of 2024, reflecting a consistent growth trajectory. All business units achieved YoY growth. Betterware Mexico marked its fourth consecutive quarter of year-over-year growth, while Jafra Mexico continues to excel, delivering a 9.2% YoY increase in the quarter.

●	Robust EBITDA Growth: Adjusted EBITDA grew by 11.7% for the quarter and increased 5.3% for the first nine months. This reflects the resilience of core operations despite challenges which included exchange rate fluctuations and cost pressures, such as freight costs. The growth highlights the success of operational efficiencies achieved over the last year, strategic growth initiatives underway across all business units, and the group’s diversified portfolio of product categories.

●	Free Cash Flow (FCF) Generation. Free Cash Flow (FCF) increased by 41.9% this quarter, largely driven by a more efficient working capital management. By shortening the Cash Conversion Cycle, BeFra is able to convert growing revenues into cash more quickly, resulting in stronger cash flow generation.

●	Adjusted Net Income Contracted by 8.4% in Q3, primarily due to an increase in tax provisions for the period. This impact could be temporary, with a potential reversal by year-end following the final calculation of the annual inflation effect. For the first nine months of the year, net income increased by 20.5%, mainly driven by a decrease in interest expense and a gain on FX forwards.

For more details, please refer to the results of each business unit in the following pages.

Unmatched Financial Strength and Performance

Strong balance sheet at the end of Q3 2024.

-	BeFra’s balance sheet further strengthened in Q3 2024, with net-debt-to-EBITDA decreasing 15.5% YoY to 1.76x and interest coverage increasing 38.0% to 3.52x, providing greater financial flexibility to further reduce debt leverage, continue investing in growth and efficiency initiatives, and pay dividends.

-	BeFra’s inventory increased 15.0% vs last year to prevent any supply chain disruptions that could affect our fulfillment capabilities for the Q4 season.

Our key financial metrics reflect our strength and show why to invest in BWMX:

Cash Flow & Liquidity ratios

BeFra continues to demonstrate robust cash flow generation, as is illustrated in the table below.

	Q3 2024		Q3 2023		∆
Current Ratio	1.07	x	1.06	x	+0.3%
FCF / Adj. EBITDA	70.6%		55.6%		+1,498	bps
CCC (days)	38		58		-20	bps

*	CCC: Cash Conversion Cycle

Asset Light Business

The Company’s asset-light business model enables flexibility to swiftly adapt to challenging conditions.

	Q3 2024	Q3 2023	∆ bps
Fixed Assets / Total Assets	19.5%	25.9%	-634	bps
Variable Cost Structure	75.1%	71.6%	+351	bps
Fixed Cost Structure	24.9%	22.2%	+270	bps
SG&A / Net Revenues	51.7%	51.5%	+21	bps

Fixed Assets decreased significantly due to the sale of the Jafra Mexico building in Mexico City.

Return on Investment

Over the years, the Company has consistently delivered exceptional returns, making this business highly attractive to our investors.

	Q3 2024		Q3 2023		∆
Equity Turnover	14.12	x	10.08	x	+40.1%
ROE	69.4%		70.1%		-72	bps
ROTA	11.0%		13.1%		-210	bps
Dividend Yield	11.91%		7.72%		+419	bps

*	Equity Turnover = Net Revenues TTM / Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Calculation of Dividend Yield Using the Closing Price on September 30, which was $12.68.

Leverage

Current debt primarily stems from the acquisition of Jafra, and the Company is committed to reducing debt levels ahead of the original schedule.

	Q3 2024		Q3 2023		∆%
Debt to EBITDA	1.87	x	2.28	x	-18.0%
Net Debt to EBITDA	1.76	x	2.08	x	-15.5%
Interest Coverage	3.52	x	2.55	x	+38.0%

Capital Allocation

Strategic Focus on Balance Sheet: BeFra’s balance sheet remains a priority. As of September 30, 2024, Net Debt-to-EBITDA was 1.76x, a decrease from 2.08x at the end of Q3 2023.

Quarterly Dividends and Shareholder Value: Considering BeFra’s results to date, management remains committed to enhancing shareholder value through quarterly dividends. The board of directors has proposed a Ps. 250 million dividend for Q3 2024, pending approval at the Company’s Ordinary General Shareholders’ Meeting on October 28, 2024. This would mark the nineteenth consecutive quarterly dividend payment since BeFra’s IPO in March 2020. Future levels of dividend payouts are expected to meet this quarter’s proposed amount, contingent upon BeFra’s financial performance and the ongoing debt repayment plan.

The Company has introduced a new investment policy to provide clear guidelines for the efficient and sustainable use of BeFra’s Free Cash Flow, fully aligned with strategic priorities. This policy reinforces BeFra’s commitment to fostering long term growth, maintaining a solid financial foundation, and delivering consistent value to shareholders. The leverage ratio has been set within a range of 1.5x to 2.5x Net Debt to EBITDA, depending on the growth opportunities that arise. FCF deployment will prioritize inorganic growth initiatives, while ensuring the appropriate allocation of resources for dividends and capital expenditures.

2024 Guidance and Long-Term Growth Prospects

Looking ahead, BeFra is well-positioned to deliver a strong year-end finish within the Company’s guidance range. While Revenue is expected within range, EBITDA for the full year will be closer to the lower end range due to the temporary impact on the margin of Betterware Mexico seen in the Q3.

	2024	2023	Var %
Net Revenue	$ 13,800 – 14,400	$13,010	6.1% - 10.7%
EBITDA	$ 2,900 – 3,100	$2,721	6.6% - 13.9%

*	Figures in millions Ps.

Q3 2024 Financial Results by Business

Betterware Mexico

Key Financial and Operating Metrics

	Q3				9M
	2024	2023			2024	2023
Net Revenue	$1,465,577	$1,420,739	+3.2%		$4,496,979	$4,254,128	+5.7%
Gross Margin	54.8%	56.2%	-148	bps	57.1%	59.7%	-262	bps
EBITDA	$279,889	$328,295	-14.7%		$966,463	$1,184,159	-18.4%
EBITDA Margin	19.1%	23.1%	-401	bps	21.5%	27.8%	-634	bps

Associates

Avg. Base	694,277	768,042	-9.6%		708,022	758,121	-6.6%
EOP Base	700,893	759,310	-7.7%		700,893	759,310	-7.7%
Monthly Activity Rate	66.3%	65.2%	+109	bps	66.8%	66.7%	+12	bps
Avg. Monthly Order	$2,034	$1,823	+11.6%		$2,038	$1,822	+11.8%
Distributors
Avg. Base	44,639	42,551	+4.9%		44,159	40,801	+8.2%
EOP Base	43,939	41,932	+4.8%		43,939	41,932	+4.8%
Monthly Activity Rate	98.0%	97.9%	+5	bps	98.2%	98.2%	-
Avg. Monthly Order	$21,531	$21,944	-1.9%		$22,261	$22,982	-3.1%

Highlights

●	Net Revenue Growth: Betterware Mexico achieved 3.2% year-over-year growth in Q3, marking its fourth consecutive quarter of annual growth, with a 5.7% increase for the first nine months. While growth slowed compared to the first half, the Company continues to gain overall momentum and expects a strong Q4.

o	Revenue growth was driven by a higher pricing mix, reflecting a shift toward higher priced items that drive Associates’ average monthly order. Net revenue was also significantly enhanced by the revamp of Betterware’s main categories: On the Go, Kitchen, Hygiene, Home Solutions and Food Preservation, each reflecting double-digit growth on a year-to-date basis.

o	Increased productivity among Distributors and Associates continues to be an important sales driver, rather than the expansion of Betterware’s sales force, with activity levels and average order values increasing YoY. The Company expects that the increased productivity will precede an expansion of the base.

●	Temporary EBITDA contraction. Lower than expected sales and the decline in gross margin led to an EBITDA contraction in Q3 and YTD. Gross margin decreased by 148 bps YoY in Q3, and 262 bps year-to-date (YTD), mainly due to the Mexican peso depreciation (the Peso weakened relative to the US dollar by 14.5% from its lowest point in Q1 2024 and by 10.7% compared to the average seen in the first half of the year), and to the international freight costs, which surged by 154% from the beginning of the year. However, adjustments have been made and will be reflected in Q4, in addition to the fact that international freight costs have started to decline.

●	Comprehensive financing costs include gains or losses from foreign exchange hedges used to mitigate currency risk related to purchases priced in USD. In Q3 2024, we recorded a Ps. 59M gain, bringing the year-to-date total to Ps. 93M. If hedge accounting had been applied, these gains would have increased the gross margin by 162 basis points in Q3 to 56.4%, and by 135 basis points year-to-date to 58.5%. The Company is evaluating initiating the process to transition to hedge accounting for FX risk management to more accurately reflect these gains or losses in the gross margin.

Q4 2024 Priorities

●	Product Innovation: Betterware is launching an ambitious product innovation plan in Q4, with a robust pipeline in place for the rest of the year to ensure sustained growth and continued market relevance.

●	Pricing Strategy: The Company is also implementing a comprehensive pricing strategy to protect margins while remaining competitive. This plan will enable Betterware to mitigate external cost impacts, maintain profitability, and strengthen its market position, further enhancing consumer loyalty.

●	Incentives Program: The Associates and Distributors incentive program has been refined to better align rewards with performance, driving increase activity levels, as noted before.

International Expansion

●	International operations. We continue to build a strong foundation and establish our presence in the U.S. and Peru, making progress with the strategic initiatives we have planned for each market. We anticipate initial tangible results and more relevant financial contributions from Betterware US by the end of 2025, reflecting investments and projects currently underway in this sizable market. Since these projects began, total investments in the U.S. and Peru have amounted to $80.2 million. Without these investments, Betterware Mexico’s EBITDA would have been Ps. 1,047 million, representing an EBITDA margin of 23.3%.

Jafra Mexico

Key Financial and Operating Metrics

	Q3				9M
	2024	2023			2024	2023
Net Revenue	$1,623,697	$1,486,816	+9.2%		$5,144,830	$4,685,996	+9.8%
Gross Margin	85.7%	83.0%	+274	bps	85.5%	82.8%	+275	bps
EBITDA	$-116,882	$209,267	-155.9%		$610,716	$755,538	-19.2%
EBITDA Margin	-7.2%	14.1%	-2,127	bps	11.9%	16.1%	-420	bps
EBITDA Adj	$318,148	$209,267	+52.0%		$1,045,746	$755,538	+38.4%
EBITDA Margin Adj	19.6%	14.1%	+552	bps	20.3%	16.1%	+42	bps

Associates

Avg. Base	403,340	414,968	-2.8%		435,027	430,413	+1.1%
EOP Base	421,073	422,956	-0.4%		421,073	422,956	-0.4%
Monthly Activity Rate	51.6%	52.2%	-60	bps	52.0%	51.7%	+27	bps
Avg. Monthly Order	$2,347	$2,088	+12.4%		$2,290	$2,081	+10.0%
Distributors
Avg. Base	18,823	18,553	+1.5%		18,883	18,812	+0.4%
EOP Base	18,722	18,555	+0.9%		18,722	18,555	+0.9%
Monthly Activity Rate	93.2%	94.0%	-79	bps	94.2%	94.1%	+1	bps
Avg. Monthly Order	$2,694	$2,236	+20.5%		$2,594	$2,319	+11.9%

Highlights

●	High Single-digit Growth in Net Revenue. Net revenue for the third quarter increased by 9.2% YoY, also with a cumulative 9.8% increase over the first nine months. These results were primarily driven by YTD increases of 17.2% in Fragrances, 7.9% in Toiletries, and 6.4% in Cosmetics, reflecting the strong performance of Jafra’s best-selling products and key innovations such as the Gii fragrance and the new Dermocosmetic Skin Care line, BioLab.

In Q3, the average Associate base contracted 2.8% year-over-year. Net revenue growth was driven by increased productivity and a higher average monthly order (+12.4%). While recruitment and retention remain priorities, the higher-value transactions from the existing Associate network are a positive indicator for future base growth.

●	Exceptional Adjusted EBITDA Growth. Adjusted EBITDA grew significantly; 52.0% for the quarter and 38.4% year-to-date, driven by a combination of increased sales, improved gross margins, and operating expense efficiencies. Gross margin expanded by 274 bps for the quarter and 275 bps year-to-date, derived from higher volume manufacturing efficiencies.

Q4 2024 Priorities

●	Product Innovation Plan: Jafra has a strong product innovation pipeline for the remainder of the year, with key launches planned. Product innovations introduced this quarter, including BioLab, have already gained market share, positioning Jafra well for continued growth.

●	New Catalog Design: A new and improved catalog design was launched in October 2024, which is expected to have a strong impact of the sales growth.

●	Enhanced Incentives Program Communication: Jafra’s incentive program communication is also being refined to boost sales force engagement and to drive sponsorship, recruitment, and Consultant retention to achieve sustained growth levels.

Jafra US

Key Financial and Operating Metrics

	Q3				9M
	2024	2023			2024	2023
Net Revenue	$241,120	$215,952	+11.7%		$680,481	$667,691	+1.9%
Gross Margin	73.3%	74.1%	-81	bps	73.6%	76.2%	-257	bps
EBITDA	$-6,462	$-8,138	+20.6%		$-9,108	$-38,281	+76.2%
EBITDA Margin	-2.7%	-3.2%	+109	bps	-1.3%	-5.7%	+439	bps

Associates
Avg. Base	30,150	29,608	+1.8%		30,173	29,183	+3.4%
EOP Base	29,103	30,489	-4.5%		29,103	30,489	-4.5%
Monthly Activity Rate	41.6%	45.1%	-347	bps	43.6%	42.4%	+118	bps
Avg. Monthly Order	$233	$228	+2.2%		$229	$232	-1.0%
Distributors
Avg. Base	1,774	1,642	+8.0%		1,743	1,921	-9.3%
EOP Base	1,772	1,645	+7.7%		1,772	1,645	+7.7%
Monthly Activity Rate	87.5%	90.4%	-290	bps	88.8%	85.1%	+374	bps
Avg. Monthly Order	$233	$217	+7.7%		$226	$219	+3.6%

Highlights

●	Jafra US Continues to Grow Net Revenues. The business has demonstrated a strong turnaround, delivering double-digit net revenue growth for the second consecutive quarter. Q3 net revenues increased by 11.7%, enabling 1.9% year-to-date growth. Strong Q3 revenue was primarily driven by higher productivity per Associate, and Associate base growth. Jafra US net revenues in USD grew by 3.4% during the quarter, reaching $12.7M, and by 3.2% for the first nine months of the year, totaling $38.4M. It is important to stand out that Jafra US successfully launched a Shopify e-commerce platform in September 2024; a technological development designed to enhance sales. The launch of this new platform temporarily affected our activity levels in September, due to a normal “new platform learning curve”, which we expect to be completed in October.

●	Negative EBITDA Performance. Jafra US reported a slight negative EBITDA for the third quarter primarily due to decreased sales in September due to the new platform launch, and from a slightly reduced gross margin vs last year. However, we continue to reduce losses compared to last year, demonstrating progress related to stabilizing the business. While our focus on profitability is now mainly operational leverage from revenue growth, we continue to attack expense reduction strategies to optimize operational efficiencies.

Q4 2024 Priorities

●	Brochure Revenue Growth: Q4 2024 growth will be led by further optimization of Jafra’s US brochure, which will include strategic pricing adjustments, refined pagination, and an enhanced promotion mix, together with improved design.

●	Skincare Focus – BioLab Dermocosmetics: Jafra US is positioning BioLab Dermocosmetics as a flagship offering to more successfully access increasing demand for premium, science-based skincare. Jafra US expects to significantly boost skincare sector market share by promoting BioLab.

●	Promotional Campaigns – “Power Week”: Jafra US is strengthening the execution of “Jafra Power Week”, a nationwide lead-generation campaign aimed at boosting recruitment of Associates and Consultants.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of September 30, 2024 and 2023

(In Thousands of Mexican Pesos)

	Sep 2024	Sep 2023
Assets
Cash and cash equivalents	316,378	496,068
Trade accounts receivable, net	1,200,117	1,275,837
Accounts receivable from related parties	2,407	48
Inventories	2,504,370	2,178,018
Prepaid expenses	100,303	129,138
Income tax recoverable	67,701	112,215
Derivative Financial Instruments	105,469	0
Other assets	421,875	177,761
Total current assets	4,718,620	4,369,085
Property, plant and equipment, net	2,121,418	2,877,944
Right of use assets, net	294,056	339,446
Deferred income tax	523,568	386,657
Intangible assets, net	1,590,916	1,671,845
Goodwill	1,599,718	1,599,718
Other assets	14,387	53,794
Total non-current assets	6,144,063	6,929,404
Total assets	10,862,683	11,298,489

Liabilities and Stockholders’ Equity
Short term debt and borrowings	618,279	600,123
Accounts payable to suppliers	2,372,500	1,944,445
Accrued expenses	410,253	391,572
Provisions	778,992	865,213
Value added tax payable	44,614	51,905
Trade accounts payable to related parties	20	0
Statutory employee profit sharing	86,885	104,675
Lease liability	107,609	87,815
Derivative financial instruments	0	25,279
Total current liabilities	4,419,152	4,071,027
Employee benefits	139,701	161,952
Deferred income tax	572,301	783,169
Lease liability	214,098	264,594
Long term debt and borrowings	4,334,713	4,743,980
Total non-current liabilities	5,260,813	5,953,695
Total liabilities	9,679,965	10,024,722

Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-16,370
Retained earnings	919,658	974,174
Other comprehensive income	-31,508	-3,412
Non-controlling interest	-1,480	-1,937
Total Stockholders’ Equity	1,182,718	1,273,767
Total Liabilities and Stockholders’ Equity	10,862,683	11,298,489

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended September 30, 2024 and 2023

(In Thousands of Mexican Pesos)

	Q3 2024	Q3 2023	∆%
Net revenue	3,330,394	3,123,507	6.6%
Cost of sales	959,135	930,636	3.1%
Gross profit	2,371,259	2,192,871	8.1%

Administrative expenses	792,483	739,928	7.1%
Selling expenses	928,707	867,743	7.0%
Distribution expenses	155,992	147,089	6.1%
Total expenses	1,877,182	1,754,760	7.0%

Other expenses - Sale of fixed assets	435,030	0	100.0%

Operating income	59,047	438,111	12.8%

Interest expense	-161,352	-207,722	-22.3%
Interest income	2,751	11,850	-76.8%
Unrealized gain in valuation of financial derivative instruments	82,876	54,787	51.3%
Foreign exchange loss, net	-27,586	-50,082	-44.9%
Financing cost, net	-103,311	-191,167	-46.0%

Income before income taxes	-44,264	246,944	58.2%

Income taxes	71,326	50,070	463.6%

Net (loss) income including minority interest	-115,590	196,874	-265.8%
Non-controlling interest (loss) gain	-24	117	-120.5%
Net (loss) income	-115,614	196,991	-265.7%

EBITDA breakdown (Ps. 591.5 million)
Concept	Q3 2024	Q3 2023	∆%
Net (loss) income including minority interest	-115,590	196,874	-265.8%
(+) Income taxes	71,326	50,070	463.6%
(+) Financing cost, net	103,311	191,167	-46.0%
(+) Depreciation and amortization	97,498	91,313	6.8%
EBITDA	156,545	529,424	-70.4%
EBITDA Margin	4.7%	16.9%
(+) Other expenses - Sale of fixed assets	435,030	0
Adjusted EBITDA	591,575	529,424	11.7%
Adjusted EBITDA Margin	17.8%	16.9%

Net adjusted income breakdown
Concept	Q3 2024	Q3 2023	∆%
Net (loss) income including minority interest	-115,614	196,991	-158.7%
(+) Other expenses - Sale of fixed assets	435,030	0	100.0%
(+) Income taxes for the sale of fixed assets	71,983	0	100.0%
(+) Income taxes – deferred	-210,868	0	100.0%
Net adjusted income	180,531	196,874	-8.4%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine-months ended September 30, 2024 and 2023

(In Thousands of Mexican Pesos)

	9M 2024	9M 2023	∆%
Net revenue	10,322,290	9,607,815	7.4%
Cost of sales	2,851,608	2,679,383	6.4%
Gross profit	7,470,682	6,928,432	7.8%

Administrative expenses	2,350,939	2,307,435	1.9%
Selling expenses	2,907,457	2,551,742	13.9%
Distribution expenses	500,299	445,455	12.3%
Total expenses	5,758,695	5,304,632	8.6%

Other expenses - Sale of fixed assets	435,030	0	100.0%

Operating income	1,276,957	1,623,800	-21.4%

Interest expense	-496,610	-624,830	-20.5%
Interest income	20,985	39,338	-46.7%
Unrealized gain (loss) in valuation of financial derivative instruments	153,389	-9,950	-1641.6%
Foreign exchange loss, net	-88,839	-99,190	-10.4%
Financing cost, net	-411,075	-694,632	-40.8%

Income before income taxes	865,882	929,167	-6.8%

Income taxes	386,534	288,839	33.8%

Net income including minority interest	479,348	640,328	-25.1%
Non-controlling interest (loss) gain	-48	3,030	-101.6%
Net income	479,300	643,358	-25.5%

EBITDA breakdown (Ps. 2,003 million)
Concept	9M 2024	9M 2023	∆%
Net income including minority interest	479,348	640,328	-58.1%
(+) Income taxes	386,534	288,839	106.8%
(+) Financing cost, net	411,075	694,632	-40.8%
(+) Depreciation and amortization	291,115	277,617	4.9%
EBITDA	1,568,072	1,901,417	-17.5%
EBITDA Margin	15.19%	19.79%
(+) Other expenses - Sale of fixed assets	435,030	0
Adjusted EBITDA	2,003,102	1,901,417	5.3%
Adjusted EBITDA Margin	19.4%	19.8%

Net adjusted income breakdown
Concept	9M 2024	9M 2023	∆%
Net (loss) income including minority interest	479,300	643,358	-25.5%
(+) Other expenses - Sale of fixed assets	435,030	0	100.0%
(+) Income taxes for the sale of fixed assets	71,983	0	100.0%
(+) Income taxes – deferred	-210,868	0	100.0%
Net adjusted income	775,445	643,358	20.5%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the nine-months ended September 30, 2024 and 2023

(In Thousands of Mexican Pesos)

	9M 2024	9M 2023
Cash flows from operating activities:
Profit for the period	479,348	640,328

Adjustments for:
Income tax expense recognized in profit of the year	386,534	288,839
Depreciation and amortization of non-current assets	291,114	277,617
Interest income recognized in profit or loss	-13,554	-39,337
Interest expense recognized in profit or loss	489,179	624,830
Unrealized loss in valuation of financial derivative instruments	-153,389	9,950
Share-based payment expense	-8,894	-3,699
Loss (gain) on disposal of equipment	699,176	-2,483
Currency effect	-17,021	-5,494
Movements in non- controlling interest	103	-90
Other gains and losses	0	3,100
Movements in working capital:
Trade accounts receivable	-127,662	-304,775
Trade accounts receivable from related parties	-2,303	13
Inventory, net	-470,236	-55,348
Prepaid expenses and other assets	-170,656	-47,968
Accounts payable to suppliers and accrued expenses	668,348	656,184
Provisions	-25,756	71,942
Value added tax payable	-73,747	-37,237
Statutory employee profit sharing	-45,970	-30,623
Trade accounts payable to related parties	20	-96,859
Income taxes paid	-633,554	-322,241
Employee benefits	12,551	8,045
Net cash generated by operating activities	1,283,631	1,634,694

Cash flows from investing activities:
Payments for property, plant and equipment, net	-174,996	-54,082
Proceeds from disposal of property, plant and equipment, net	126,836	18,662
Interest received	13,554	39,337
Net cash (used in) generated by investing activities	-34,606	3,917

Cash flows from financing activities:
Repayment of borrowings	-2,071,500	-6,593,695
Proceeds from borrowings	1,945,000	5,708,974
Interest paid	-497,796	-529,381
Bond issuance costs	0	-8,003
Lease payment	-109,541	-86,958
Dividends paid	-748,540	-449,124
Net cash used in financing activities	-1,482,377	-1,958,187
Net decrease in cash and cash equivalents	-233,352	-319,576
Cash and cash equivalents at the beginning of the period	549,730	815,644
Cash and cash equivalents at the end of the period	316,378	496,068

Key Operating Metrics

Betterware Mexico

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Associates
Avg. Base	753,743	768,042	756,250	716,645	713,144	694,277
EOP Base	756,637	759,310	741,170	724,707	699,033	700,893
Monthly Activity Rate	66.7%	65.2%	66.0%	67.7%	66.4%	66.3%
Avg. Monthly Order	$1,877	$1,823	$1,959	$2,052	$2,027	$2,034
Monthly Growth Rate	15.2%	15.7%	14.9%	15.1%	13.8%	15.7%
Monthly Churn Rate	15.5%	15.5%	15.7%	15.8%	15.0%	15.6%
Distributors
Avg. Base	40,825	42,551	42,369	42,886	44,953	44,639
EOP Base	41,981	41,932	41,825	44,482	45,009	43,939
Monthly Activity Rate	98.1%	97.9%	98.1%	98.5%	98.0%	98.0%
Avg. Monthly Order	$23,440	$21,944	$23,518	$23,582	$21,669	$21,531
Monthly Growth Rate	10.7%	10.4%	9.9%	11.8%	11.4%	10.4%
Monthly Churn Rate	9.1%	10.4%	10.0%	9.7%	11.0%	11.2%

Jafra Mexico

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Associates
Avg. Base	427,289	414,968	461,712	469,290	432,450	403,340
EOP Base	424,435	422,956	467,736	451,692	419,931	421,073
Monthly Activity Rate	51.2%	52.2%	52.9%	53.7%	50.50%	51.6%
Avg. Monthly Order	$2,091	$2,088	$2,181	$2,238	$2,284	$2,347
Monthly Growth Rate	8.9%	10.5%	11.5%	9.5%	8.4%	12.0%
Monthly Churn Rate	9.1%	10.6%	8.3%	10.6%	10.8%	11.9%
Distributors
Avg. Base	18,853	18,553	18,576	18,927	19,073	18,823
EOP Base	18,721	18,555	18,719	19,159	19,035	18,722
Monthly Activity Rate	94.0%	94.0%	95.3%	96.0%	93.10%	93.2%
Avg. Monthly Order	$2,463	$2,236	$2,624	$2,396	$2,693	$2,694
Monthly Growth Rate	1.0%	1.1%	1.4%	1.6%	0.7%	0.9%
Monthly Churn Rate	1.4%	1.4%	1.1%	0.8%	0.8%	1.5%

Jafra US

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Associates
Avg. Base	28,541	29,608	31,268	29,506	30,864	30,150
EOP Base	29,921	30,489	31,117	29,470	31,026	29,103
Monthly Activity Rate	44.4%	45.1%	43.8%	42.4%	46.7%	41.6%
Avg. Monthly Order (USD)	$235	$228	$231	$223	$232	$233
Monthly Growth Rate	12.9%	14.5%	12.5%	11.3%	14.4%	11.2%
Monthly Churn Rate	11.5%	13.8%	11.5%	13.1%	12.5%	13.7%
Distributors
Avg. Base	2,041	1,642	1,782	1,728	1,726	1,774
EOP Base	1,760	1,645	1,793	1,674	1,766	1,772
Monthly Activity Rate	83.8%	90.4%	90.2%	88.3%	90.7%	87.5%
Avg. Monthly Order (USD)	$220	$217	$215	$217	$229	$233
Monthly Growth Rate	2.6%	6.3%	7.9%	4.6%	8.5%	5.8%
Monthly Churn Rate	7.6%	8.4%	5.0%	6.9%	6.7%	5.7%

Key Financial Metrics

Consolidated

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Net Revenue	$3,220,097	$3,123,507	$3,401,692	$3,602,503	$3,389,393	$3,330,394
Gross Margin	73.3%	70.2%	70.0%	73.6%	72.2%	71.2%
EBITDA	$717,433	$529,424	$819,484	$755,390	$656,136	$591,575
EBITDA Margin	22.3%	16.9%	24.1%	21.0%	19.4%	17.8%
Net Income	$258,370	$196,991	$406,104	$294,146	$300,768	$108,548
Free Cash Flow	$936,121	$1,134,621	$1,628,456	$180,217	$522,210	$1,235,471

Betterware Mexico

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Net Revenue	$1,444,406	$1,420,739	$1,472,480	$1,555,027	$1,476,375	$1,465,577
Gross Margin	61.8%	56.2%	50.2%	60.00%	56.4%	54.8%
EBITDA	$443,508	$328,295	$250,342	$382,107	$304,467	$279,889
EBITDA Margin	30.7%	23.1%	17.0%	24.60%	20.6%	19.1%

Jafra Mexico

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Net Revenue	$1,536,775	$1,486,816	$1,668,956	$1,849,996	$1,671,137	$1,623,697
Gross Margin	83.3%	83.0%	86.5%	85.00%	86.0%	85.7%
EBITDA	$268,724	$207,985	$532,780	$383,120	$344,478	$318,148
EBITDA Margin	17.5%	14.0%	31.9%	20.70%	20.6%	19.6%

Jafra US

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Net Revenue	$238,916	$215,952	$260,256	$197,480	$241,881	$241,120
Gross Margin	77.8%	74.1%	74.4%	74.00%	73.6%	73.3%
EBITDA	$5,201	$(8,138)	$37,033	$(9,838)	$7,192	$(6,462)
EBITDA Margin	2.2%	(3.2)%	14.0%	(5.00)%	3.0%	-2.7%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2024, the Company will report salesforce under the same name for all business units, Distributors (previously stated as Leaders in Jafra) and Associates (previously stated as Consultants for Jafra). It is important to note that the metrics are calculated with the same method as previous quarters and the reference name change has no adverse effect on the results of the operating metrics reported by the Company.

Betterware (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

Jafra (Associates and Distributors)

Avg. Base: Monthly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Monthly Churn Rate (Associates): Average monthly data. Total Associates lost during the period divided by the number of active Associates 4 months prior. An Associate is terminated only after 4 months of inactivity.

Monthly Churn Rate (Distributors): Average monthly data. Total Distributors lost during the period divided by end of period Distributors’ base.

Monthly Activity Rate: Average monthly data. Active Associate/Distributor divided by the end of period Associate/Distributor base.

Avg. Monthly Order (Associates): Average monthly data. Total Catalogue Revenue divided by number of Associates orders.

Avg. Monthly Order (Distributors): Average monthly data. Total Distributors Revenue divided by number of Distributors orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q3 2024 Conference Call

Management will hold a conference call with investors on October 24th, 2024, at 3:30 pm Mexico City Time / 5:30 pm Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13749450

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free:  1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13749450

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Ivan Peill

ivan@inspirgroup.com